9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

VIA EDGAR

September 29, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:	Russell Mancuso, Esq.
Branch Chief
Heather Percival, Esq.

RE:	Aethlon Medical, Inc.
Registration Statement on Form S-1 Filed July 31, 2017
File No. 333-219589

Dear Mr. Mancuso and Ms. Percival:

We are writing in connection with the above-captioned matter regarding Aethlon Medical, Inc.’s (the “Company”) disclosure in its Registration Statement on Form S-1/A, filed September 26, 2017, File No. 333-219589 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated September 28, 2017 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold) before the relevant response.

Risk Factors, page 5

1.	We note your response to prior comment 7; however, your prospectus should include appropriate risk factor disclosure addressing the jury trial waiver and exclusive forum. Also, provide us support for your disclosure that the clauses are “customary and reasonable” in registered offerings.

In response to the Staff’s comment, we have added a risk factor addressing jury trial waiver and exclusive forum as follows:

The exclusive jurisdiction and waiver of trial by jury clauses set forth in the form of securities purchase agreement and warrants to be issued to purchasers in this offering may have the effect of limiting a purchaser’s rights to bring legal action against us and could limit a purchaser’s ability to obtain a favorable judicial forum for disputes with us.

Section 5.9 of the securities purchase agreement, which may be executed by purchasers of at least $500,000 of securities in this offering, provides for investors to consent to exclusive jurisdiction to courts located in New York, New York and Section 5.21 provides for a waiver of the right to a trial by jury.   These provisions are also set forth in Section 5(e) of the warrants to be issued to purchasers in this offering (forms of which have been filed as exhibits 4.29 and 4.31 of the Registration Statement on Form S-1 to which this prospectus forms a part). These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and/or preference for a trial by jury and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

1

We have removed any and all references to these clauses being “customary and usual” from our disclosure.

We cannot assure you that we will be able to comply with the continued listing standards of the NASDAQ Capital Market, page 21

2.	Address the last sentence of prior comment 10 regarding your previous deletion of disclosure from this risk factor.

In response to the Staff’s comment, we have added the omitted disclosure back to the risk factor and clarified that we have been granted an extension by Nasdaq to meet the continued listing criteria.

Liquidity and Capital Resources, page 47

3.	Reconcile your response to prior comment 6 with (1) your prospectus disclosure that this is a best efforts offering with no minimum required as a condition to closing, and (2) your disclosure regarding your liquidity on page 47.

In response to Staff’s comment, we have added the following disclosures on p. 47 of the prospectus and to the Use of Proceeds section:

“If our gross proceeds from this offering is less than $6 million, we will need to raise additional capital from other sources.”

“The securities purchase agreement being entered into with certain purchasers in this offering limit our ability to raise capital both (i) for the next 90 days whatsoever, and (ii) for so long as warrants issued hereunder are outstanding, in any sort of variable priced financing. Even without receipt of proceeds from this offering, we have sufficient cash to operate for 90 days, and we do not intend to enter into any sort of variable priced financing in the future due to the highly dilutive nature of those financings. Because we do not intend to enter into any variable priced financings, we would not forsee a need for a forward or reverse split of our stock in the next 12 months”.

Plan of Distribution, page 76

4.	Please address that part of prior comment 10 seeking disclosure of the material differences between the rights of investors who sign the securities purchase agreement and all other investors in this offering. Your revised disclosure should make clear what benefits and remedies investors who sign the agreement receive that other investors will not have.

In order to comply with your comment, we have added the following to the disclosure addressing the material differences: “In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings while any warrants offered hereunder are outstanding; (iii) agreement to not enter into any financings for 90 days from closing; and (iv) agreement not to enter into any stock splits for a year from closing. ”

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (858) 459-7800 (extension 300) if you have any questions regarding this matter.

Very truly yours,

/s/ Jim Frakes

James B. Frakes

Chief Financial Officer

2